UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________________ to _______________
Commission File Number 1-12358
COLONIAL PROPERTIES TRUST 401(k) PROFIT SHARING PLAN
(Full title of the plan)
COLONIAL PROPERTIES TRUST
2101 Sixth Avenue North
Suite 750
Birmingham, AL 35203

Colonial Properties Trust
401(k) Profit Sharing Plan
Financial Statements and Supplemental Schedules
As of December 31, 2005 and 2004
and for the Year Ended December 31, 2005

Colonial Properties Trust
401(k) Profit Sharing Plan
Contents
Year Ended December 31, 2005

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Colonial Properties Trust 401(k) Profit Sharing Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Colonial Properties Trust 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Pricewaterhouse Coopers LLP
Birmingham, Alabama
June 29, 2006

Colonial Properties Trust
401(k) Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments:
Mutual Funds	$7,800,659	$6,593,945
Common Collective Trust Funds	4,793,396	4,197,838
Colonial Properties Trust Stock	3,281,260	2,936,606
Colonial BancGroup, Inc. Stock	1,672,817	1,507,461

Total Investments	17,548,132	15,235,850

Employee contribution receivable	62,634	53,491
Employer contribution receivable	502,751	465,787

Total Assets	18,113,517	15,755,128

Liabilities and Net Assets Available for Plan Benefits
Return of excess contributions	265,646	112,426

Total Liabilities	265,646	112,426

Net assets available for plan benefits	$17,847,871	$15,642,702

The accompanying notes are an integral part of these financial statements.

Colonial Properties Trust
401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2005

Additions to net assets available for plan benefits:
Investment income
Interest and dividends	$1,184,286
Net appreciation in the market value of investments	178,718

Total investment income	1,363,004

Contributions
Employee contributions	1,456,801
Employer contributions	508,123
Rollover contributions	212,873

Total contributions	2,177,797

Total additions	3,540,801

Deductions from net assets available for plan benefits:
Benefit payments	1,335,632

Net increase	2,205,169
Net assets available for plan benefits
Beginning of year	15,642,702

End of year	$17,847,871

The accompanying notes are an integral part of these financial statements.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2005

1.	Description of the Plan

The following description of Colonial Properties Trust 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan was established on January 1, 1995, by Colonial Properties Trust (the “Company” or “Employer”) as a defined contribution plan for the benefit of all eligible employees of the Company. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA) and is funded by discretionary employee and employer contributions.

Eligibility
Employees are eligible to join the elective deferral portion of the Plan as of the first day of any month after completing three months of service. Employees are eligible to participate in the Company matching and profit sharing portions of the Plan after completion of one year of service. A year of service is defined as a period of twelve consecutive months during which an employee works at least 1,000 hours.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Employee Contributions
The amount of salary reduction for any plan year shall be no less than 2% of the participant’s compensation for such plan year, subject to the maximum allowed by the Internal Revenue Code ($14,000 per participant in 2005). The amount of the salary reduction is remitted by the Employer to the Plan’s trustees at the end of each pay period.

Effective for the plan year beginning January 1, 2002, the Plan elected to implement the “catch-up” provision provided for in Section 414(v) of the Internal Revenue Code. This provision enables applicable employer plans to allow eligible participants who are age 50 or over to make additional deferrals, beginning in 2002.

Employer’s Contributions
The Employer shall make a matching contribution in an amount equal to 50% of the first 6% of compensation a participant elects to defer. The employer matching contribution shall be provided to each participant who made a contribution during the Plan year and was employed by the Company on the last day of the Plan year.

The Employer may also contribute a discretionary profit sharing contribution to the Plan for each plan year, which shall be in addition to the employer matching contribution. The amount of such discretionary contribution, if any, for any plan year shall be determined by the Board of Trustees of the Company. No discretionary contributions were made in 2005.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2005

Investment Options The Plan provides participants with various investment options, including twelve mutual funds, four common/collective trust funds and two common stock funds.

Forfeitures
The nonvested portion of a terminated employee’s account balance shall be forfeited and used to reduce employer contributions otherwise payable for the plan year in which such forfeitures arise or for any succeeding plan year, unless the employee resumes employment before he or she incurs a five-year break. During 2005, forfeitures in the amount of $28,414 were used to offset employer contributions.

Distribution of Benefits
Participants’ vested account balances represent the benefits available to the participants upon retirement, disability, death or termination of employment. In addition, distributions to participants on account of financial hardship may be made in certain circumstances limited under the terms of the Plan. Benefit payments are made in the form of lump sum distributions, direct rollovers or annuities.

Vesting
A participant’s interest in his or her salary reduction account shall at all times be fully vested and nonforfeitable. A participant’s interest in his or her employer contributions shall be fully vested and nonforfeitable upon the occurrence of any of the following events: death or attainment of normal retirement date while in the service of the employer, termination of the Plan, or complete discontinuance of all employer contributions. Prior to the occurrence of any of the preceding events, a vested interest in employer contributions shall be determined in accordance with the following vesting schedule:

Number of Years of Service	Percentage
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%
Amendment and Termination
It is the intention of the Company to continue the Plan indefinitely. The Company reserves the right to modify, amend or terminate the Plan in whole or in part at any time in writing provided that any such modification, amendment or termination does not make it possible for any portion of the fund to be used for or diverted for purposes other than the exclusive benefit of the participants or their beneficiaries, after the payment of administrative expenses or taxes. Upon termination of the Plan, plan assets will be distributed to participants and their beneficiaries in accordance with the Plan and subject to ERISA guidelines.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2005

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Investments
Shares of mutual funds are quoted at market values, which represent the net asset values of shares held by the Plan at year end. The investments in common collective trust funds are valued at the unit value as reported by the Trustee of the funds at each valuation date. Investments in common stock are stated at fair value. Fair values were determined by the recordkeeper, AMVESCAP Retirement (AMVESCAP), based on quoted market prices at December 31, 2005 and 2004, as of the last trade date of the year. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Investment income is recorded on the accrual basis.

Contributions
Contributions receivable from elective deferrals of salary are accrued based on unremitted deductions from participant employees’ payroll compensation. Contributions receivable from the Employer are accrued based upon a matching contribution calculated on the last day of the year.

Benefit Payments
Benefit payments consist of payments to participants (or, if applicable, the beneficiary) at retirement, disability, death or termination of employment. Benefit payments are made in the form of lump sum distributions, direct rollovers or annuities. Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2005

3.	Investments

Investments of the Plan are held by AmSouth Bank NA (Trustee) under a trust agreement dated July 5, 1995. Investment information at December 31, 2005 and 2004 is as follows:

	2005	2004
Colonial Properties Trust Stock Fund	$3,281,260	$2,936,606
The Colonial BancGroup, Inc. Stock Fund	1,672,817	1,507,461
Mutual funds	7,800,659	6,593,945
Common/collective trust funds	4,793,396	4,197,838

	$17,548,132	$15,235,850

During the year ended December 31, 2005, net appreciation (depreciation) (including gains and losses on investments bought and sold, as well as held during the year) in investments was $178,718 as follows:

Colonial Properties Trust Stock Fund	$205,802
The Colonial BancGroup, Inc. Stock Fund	180,217
Mutual funds	(305,546)
Common/collective trust funds	98,245

Net appreciation in the market value of investments	$178,718

The following is a summary of assets held in excess of five percent of the Plan’s net assets at December 31:

	2005	2004
Colonial Properties Trust Stock Fund	$3,281,260	$2,936,606
The Colonial BancGroup, Inc. Stock Fund	$1,672,817	$1,507,461
AmSouth Stable Principal Fund	$3,759,811	$3,353,883
Pioneer Value Fund	$1,373,841	$1,285,682
Pioneer Classic Balanced Fund	$1,319,728	$1,345,924
Fidelity Advisor Mid Cap Fund	$1,132,870	$969,145
Janus Mid Cap Value Fund	$1,227,736	$883,724

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2005

4.	Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated August 21, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan is a salary reduction profit sharing plan, whereby employee contributions to the Plan within specified limits are not included in the gross income of the participant.

5.	Related Party Transactions

The Employer pays administrative expenses on behalf of the Plan, including legal, trust, administrative and accounting fees.

Plan investments include investment funds managed by the Trustee, as defined by the Plan, and the Plan’s recordkeeper, AMVESCAP, and therefore investment purchases and sales of these investment funds and the related interest income qualify as party-in-interest transactions. Plan investments also include shares of the Company’s common stock and the investment election of the common stock is voluntary by participants.

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2005

	(b)	(c)	(d)		(e)
		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,			Current
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Value	Cost		Value
*	Colonial Properties Trust	Common stock, 77,141 shares	*	*	$3,281,260
	The Colonial BancGroup, Inc.	Common stock, 71,299 shares	*	*	1,672,817
	Common Collective Trust Funds:
*	AmSouth Stable Principal Fund	Common Collective trust fund,
		375,981 units	*	*	3,759,811
*	Invesco Structured Small Cap Value	Common collective trust fund, 5,758
	Equity Trust Fund	units	*	*	656,307
	Dow Jones 60% Global Portfolio	Common collective trust fund, 9,102
	Index Fund	units	*	*	211,879
	Dow Jones 100% Global Portfolio	Common collective trust fund, 6,327
	Index Fund	units	*	*	165,399

		Total Common Collective Trust Funds			4,793,396

	Mutual Funds:
*	Pioneer Value Fund	Mutual fund	*	*	1,373,841
*	Pioneer Classic Balanced Fund	Mutual fund	*	*	1,319,728
*	Putnam Vista Fund	Mutual fund	*	*	397,480
*	Aim Dynamics Fund	Mutual fund	*	*	87,463
	Pioneer Oak Ridge Large Cap Growth Fund	Mutual fund	*	*	461,722
	Janus Mid Cap Value Fund	Mutual fund	*	*	1,227,736
	Federated Max Cap Fund	Mutual fund	*	*	174,797
	Dreyfus Emerging Leaders Fund	Mutual fund	*	*	470,240
*	Pioneer Bond Fund	Mutual fund	*	*	150,445
	Fidelity Advisor Equity Growth Fund	Mutual fund	*	*	519,301
	Templeton Foreign Fund	Mutual fund	*	*	485,036
	Fidelity Advisor Mid Cap Fund	Mutual fund	*	*	1,132,870

		Total Mutual Funds			7,800,659

		Total Investments			$17,548,132

*	Denotes a party-in-interest to the Plan.

**	Cost information is not required for participant directed accounts.

Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-14155) of Colonial Properties Trust of our report dated June 29, 2006 relating to the financial statements and supplemental schedules of Colonial Properties Trust 401(k) Profit Sharing Plan, which appears in this Form 11-K.
/s/ Pricewaterhouse Coopers LLP
Birmingham, Alabama
June 29, 2006

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COLONIAL PROPERTIES TRUST 401(k) PROFIT SHARING PLAN
Date: June 29, 2006	/s/ John P. Rigrish
John P. Rigrish
Chief Administrative Officer & Corporate Secretary